EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2007, relating to the financial statements and financial statement schedule of Callaway Golf Company, which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in accounting for share-based compensation during the year ended December 31, 2006, as a result of adopting Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment”), and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Callaway Golf Company for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

September 26, 2007